

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 9, 2017

Michael J. Wortley
President and Chief Financial Officer
Cheniere Corpus Christi Holdings, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re: Cheniere Corpus Christi Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed November 2, 2017**
> **File No. 333-221307**

Dear Mr. Wortley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Sean Bunk, Cheniere Corpus Christi Holdings LLC
Matt Kaipust, Cheniere Corpus Christi Holdings LLC
Brooks W. Antweil, Andrews Kurth Kenyon LLP